Contact

www.linkedin.com/in/nick-kapes-98508710 (LinkedIn)

Top Skills

Mergers & Acquisitions
Capital Markets
Venture Capital

Languages

Greek

Nick Kapes

Chairman at Wolfpack Financial Inc
Greater Melbourne Area

Summary

Nick began his professional career in 1988, where he commenced Merchant Banking after completing a Bachelor of Economics. He brings a broad array of experience; ranging from trading the World's Major Exchanges on behalf of some of the World's Premier Banks, including Credit Suisse.

Nick was a Director of Proprietary Trading at Credit Suisse for two of his five years. In his time as a merchant banker Nick became heavily involved in companies evolving from Venture Capital stage to actually listing on the Australian Securities Exchange.

Since his return to Melbourne in late 2005, Nick has gained all the necessary accreditations required for Broking and Advising.

Nick actively engages in originating deal opportunities and implementing strategic business initiatives including mergers and acquisitions, and private and public equity capital raisings through Initial Public Offerings, private placements and rights issues.

Due to Nick's extensive market experience, he is actively sought to advise in all aspects of market participation.

Specialties: Corporate Advisory, Foreign Exchange

Experience

Wolfpack Financial Inc
Chairman
December 2020 - Present (3 years 2 months)
Palo Alto, California, United States

Bet Odyssey
Chairman
December 2020 - Present (3 years 2 months)

Melbourne, Victoria, Australia

Carbon Reduction Institute
Director- NoCO2
March 2015 - Present (8 years 11 months)

Shareholder and Director of CRI.

The Carbon Reduction Institute (CRI) is committed to protecting our environment by encouraging businesses to reduce their carbon emissions. Whether you would like your business to become carbon neutral, are implementing a sustainability policy or are concerned about your organisation's carbon footprint, the Carbon Reduction Institute can assist you. CRI offers consultancy and carbon neutral certification services including:

•Carbon Neutral Business Certification

•Carbon Footprint Calculations

•Life Cycle Analysis

•Carbon Offsetting / Carbon Credits

•Energy Efficiency

Taking action against climate change can require making changes to your business activities. CRI understands these concerns and work closely with our clients to minimise their carbon footprint without significant impact to the business. Talk to us about how you can become part of the solution for climate change today

Novus Capital Limited
Director, Corporate Advisory Services
April 2008 - Present (15 years 10 months)
Melbourne

I am currently Director, Corporate Advisory Services in the Melbourne office of Novus Capital Ltd. I am actively engaged in originating deal opportunities and implementing strategic business initiatives including mergers and acquisitions, as well as private and public equity capital raisings through Initial Public Offerings, private placements and rights issues.

Freehill Mining
Director
September 2015 - January 2018 (2 years 5 months)
Melbourne, Australia

Shareholder and Director of FHS

Freehill Mining Ltd (FHS) is an ASX listed company, which is engaged in identifying quality resource opportunities with an identifiable short term horizon to production.

Freehill Mining Ltd is pursuing this strategy in respect of the iron ore tenements owned by two of it Chilean incorporated subsidiaries, Yerbas Buenas SpA (YB SpA) and San Patricio Mineria SpA (SP SpA), collectively the Yerbas Buenas Project. The operations at the Yerbas Buenas project involve the mining of magnetite iron ore from hard rock sands at the surface, and other resources have been identified as potentially present at the Yerbas Buenas Project Area.

The Yerbas project area is located 30 km north of La Serena of the IV Region of Coquimbo, Chile. They Yerbas Buenas Project spans 398 hectares. There is an existing operating mine and established commercial sales relationships with key partners in Chile. In the near future FHS intends to commence a drilling program to prove up its reserves at the Yerbas Buenas project.

IATIA
Director
2015 - 2015 (less than a year)

Tricom
1 year

MDA
2006 - 2007 (1 year)

MDA
2006 - 2007 (1 year)

Bank of Tokyo-Mitsubishi UFJ
Senior Dealer
1995 - 2000 (5 years)

Credit Suisse
Senior Foreign Exchange Dealer
April 1993 - April 1995 (2 years 1 month)

Commonwealth Bank of Australia
Senior Foreign Exchange Dealer
September 1988 - March 1993 (4 years 7 months)

Worked in group treasury as a Senior Dealer in USD/DEM and GBP/USD

Education

La Trobe University

BEc, Economics · (1984 - 1987)

CGS

High School Certificate · (1978 - 1983)